Exhibit 99.74

PRESS RELEASE	March 17, 2021

Largo Resources Announces Strong 2020 Financial Results Following Transformative Year; Focused on Continued Growth in 2021 with Robust Vanadium Market and New Largo Clean Energy Division

All amounts expressed are in U.S. dollars, denominated by “$”.

Q4 2020 Highlights

•                  Cash operating costs excluding royalties(2) of $2.56 per lb V2O5, a 2% improvement over Q4 2019

•                  Revenues of $42.3 million, an increase of 64% over Q4 2019; Revenues per lb sold(2) of $5.12, a 25% increase over Q4 2019

•                  Net income of $6.9 million vs. a net loss of $4.3 million in Q4 2019

•                  Record quarterly V2O5 production of 3,340 tonnes (7.4 million lbs(1)), an 11% increase over Q4 2019

•                  Record quarterly sales of 3,746 tonnes of V2O5 equivalent, a 31% increase over Q4 2019

Full Year 2020 Highlights

•                   Continued low-cost operations: Annual cash operating costs excluding royalties(2) of $2.56 per lb V2O5, 5% lower than 2020 cost guidance; 16% lower than 2019

•                  Revenues of $120.0 million, a 14% increase over 2019; Revenues per lb sold(2) of $5.31, a 13% increase over 2019; This performance is to be recognized in the context of an average European Fastmarkets Metal Bulletin (“FMB”) V2O5 price of $5.71 per lb in 2020, compared to $9.34 per lb 2019

•                  Net income of $6.8 million and basic earnings per share(9) of $0.12

•                  Strong liquidity position maintained: Cash balance of $79.1 million exiting 2020 and a net working capital surplus of $93.0 million, despite significantly reducing trade payables in May 2020 through the cash settlement of trade payables relating to price adjustments under the Company’s former off-take agreement

•                   Record operational performance: Annual V2O5 production 11,825 tonnes (26.1 million lbs(1)) in 2020, a 12% increase over 2019; Within 2020 V2O5 production guidance of 11,750 – 12,250 tonnes

•                   2020 sales guidance exceeded: Total V2O5 equivalent sales of 10,254 tonnes in 2020, exceeding high-end V2O5 sales guidance by 254 tonnes

•                  Launch of Largo Clean Energy: The Company will focus on the deployment of its VCHARGE± batteries for the fast-growing renewable energy sector

•                  Strong focus on safe business continuity: Largo continues to prioritize the health and safety of its workforce and extend support to local communities during the global COVID-19 pandemic

•                  Environmental, Social, and Governance (“ESG”) improvement program initiated: Largo conducted an ESG gap analysis in 2020 which has led to several recommendations. The Company is now working on improvement opportunities to its overall ESG performance and disclosure

Other Significant Highlights

•                  Debt-free: The Company completed the prepayment of its outstanding credit facilities in February 2021

•                  Share consolidation complete: The Company completed a consolidation of its issued and outstanding common shares (“Common Shares”) at a ratio of one (1) post-consolidation share for every ten (10) pre-consolidation shares on March 4, 2021 and began trading on a post-consolidated basis on March 8, 2021

•                  Nasdaq Stock Market (“Nasdaq”) application: The Company has submitted an initial application to list its Common Shares on Nasdaq with the view of increasing access to U.S. capital markets and enhancing overall shareholder value

Robust Vanadium Market

•                  European FMB FeV prices are up by more than 34% since the beginning of 2021

•                  European FMB V2O5 prices are up by more than 54% since the beginning of 2021

•                  U.S. CRU FeV prices are up by more than 44% since the beginning of 2021

TORONTO - Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORD) is pleased to announce its 2020 financial results highlighted by revenues of $120.0 million on sales of 10,254 tonnes of vanadium pentoxide (“V2O5”) equivalent. For 2020, the Company achieved a new annual V2O5 production record of 11,825 tonnes and the lowest annual cash operating costs excluding royalties(2) to date of $2.56 per pound sold of V2O5.

2020 marked a transformative year for the Company as it successfully established and implemented its internal sales division while navigating challenges presented by the global COVID-19 pandemic. In 2020, the Company surpassed its annual V2O5 sales guidance by 254 tonnes and outperformed its annual cash cost guidance by 5%. These results continue to highlight the Company’s strong focus on operational excellence and stringent cost management.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “The Company exited 2020 with strong operational and financial momentum following new quarterly and annual production records and a new quarterly sales record. I am pleased to report that we achieved the lowest annual cash operating costs excluding royalties(2) to date of $2.56 per lb V2O5 in 2020, outperforming the Company’s annual cash cost guidance by 5%. The Company ended 2020 with a cash balance of $79.1 million and following the full repayment of the Company’s outstanding credit facilities in February 2021, is now debt-free. Our financial position remains strong and the entire Largo team is focused on the execution and delivery of the Company’s strategic growth projects with the goal of significantly increasing shareholder value. In Q2 2021, we expect to release an updated technical report which will be aimed at upgrading mineral resources to mineral reserves, expanding our minerals resources and will incorporating the vanadium trioxide (“V2O3”) plant and titanium dioxide (“TiO2”) pigment projects.” He continued: “Largo Clean Energy remains a particular focus as we work to commercialize our superior VCHARGE± battery technology to capitalize on long-duration, clean energy storage opportunities around the world. Additionally, robust vanadium demand and low inventories continue to support price increases across all our main markets as evidenced by recent FMB spot market trades recorded as high as $8.65 per lb V2O5.”  He concluded: “We remain very excited about the prospect of a Nasdaq listing as it is a major step forward in expanding our shareholder base and access to capital markets in the United States.”

A summary of the operational and financial performance for the fourth quarter and full year 2020 is provided below:

Financial

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenues	$42,254	$25,808	$119,987	$105,107
Operating costs	(31,604)	(22,679)	(88,390)	(92,950)
Direct mine and production costs	(18,547)	(15,098)	(48,929)	(63,156)
Net income (loss) before tax	6,023	(2,526)	7,723	(23,494)
Income tax (expense) recovery	282	(856)	(139)	(864)
Deferred income expense	576	(922)	(823)	(2,612)
Net income (loss)	6,881	(4,304)	6,761	(26,970)
Basic earnings (loss) per share	0.12	(0.08)	0.12	(0.50)
Diluted earnings (loss) per share	0.11	(0.08)	0.11	(0.50)

Cash provided (used) before non-cash working capital items	$7,539	$13,739	$12,065	$21,627
Net cash (used in) provided by operating activities	4,741	9,350	(59,508)	104,597
Net cash provided by (used in) financing activities	2,589	9,250	30,232	(85,310)
Net cash (used in) investing activities	(5,070)	(5,697)	(18,106)	(37,948)
Net change in cash	4,250	10,725	(48,354)	(23,889)

		As at
	December 31, 2020	December 31, 2019
Cash	$79,145	127,499
Working capital(3)	92,950	78,380

Operational

	2020					2019
	Q1	Q2	Q3	Q4	Full Year	Q4	Full Year

Total Ore Mined (tonnes)	203,966	257,357	287,969	338,226	1,087,518	329,792	1,156,016
Ore Grade Mined - Effective Grade (%)(5)	1.61	1.20	1.28	1.18	1.29	1.36	1.34

Effective Grade of Ore Milled (%)(5)	1.59	1.29	1.26	1.28	1.34	1.57	1.50
Concentrate Produced (tonnes)	100,072	99,059	104,921	108,609	412,661	100,879	382,501
Grade of Concentrate (%)	3.36	3.20	3.32	3.24	3.28	3.28	3.29
Contained V2O5 (tonnes)	3,365	3,174	3,487	3,515	13,540	3,310	12,580

Crushing Recovery (%)	98.3	97.7	98.1	98.1	98.1	96.6	97.0
Milling Recovery (%)	98.4	94.7	96.5	95.4	96.2	96.0	96.9
Kiln Recovery (%)	88.3	91.7	92.5	91.2	91.0	89.7	89.1
Leaching Recovery (%)	96.6	99.1	99.7	98.5	98.6	96.7	96.8
Chemical Plant Recovery (%)	96.8	96.1	96.4	95.8	96.3	96.1	96.8
Global Recovery (%)(4)	79.9	80.8	84.2	80.6	81.5	77.3	78.5

V2O5 produced (tonnes)	2,831	2,562	3,092	3,340	11,825	3,011	10,577
V2O5 produced (equivalent pounds(1))	6,241,279	5,648,236	6,816,685	7,363,431	26,069,631	6,638,111	23,318,266

2020 Financial Results

The Company recorded net income of $6.8 million in 2020 compared to a net loss of $27.0 million in 2019. This movement was primarily due to an increase in revenues and a decrease in operating costs, professional, consulting and management fees, share-based payments, and finance costs.

During 2020, the Company recognized revenues of $120.0 million from sales of 10,254 tonnes of V2O5 equivalent. This represents an increase of 14% from revenues of $105.1 million in 2019. Revenues per pound sold(2) were $5.31 in 2020 compared to $4.69 per pound sold in 2019, representing an increase of 13%.

Operating costs of $88.4 million decreased by 5% in 2020 from $93.0 million in 2019. Operating costs in 2020 include direct mine and production costs of $48.9 million (2019 – $63.2 million), conversion costs of $2.0 million (2019 – $nil), product acquisition costs of $10.5 million (2019 – $nil), royalties of $7.1 million (2019 – $5.9 million), distribution costs of $2.3 million (2019 – $nil), inventory write-down of $0.2 million (2019 – $nil) and depreciation and amortization of $17.5 million (2019 – $23.8 million).

Cash operating costs excluding royalties(2) were $2.56 per lb in 2020, compared with $3.06 for 2019. The decrease seen in 2020 compared with 2019 is largely due to a decrease in direct mine and production costs, which is primarily attributable to the lower costs recognized in Q2 2020 when the Company was ramping up its sales activities and cost reductions realized as a result of the expansion completed in 2019. For 2020, total cash costs(2) were $3.34 per pound sold.

For 2020, cash used in operating activities was $59.5 million, compared with cash provided by operating activities of $104.6 million in 2019. This movement is primarily attributable to a decreased in cash provided before working capital items of $9.6 million and a net decrease in working capital items of $154.5 million, which is largely driven by movements in amounts receivable and accounts payable and accrued liabilities. The change in amounts receivable is primarily due to the increased payment terms with the Company’s customers in 2020 as compared with 2019.

The Company’s cash position as of December 31, 2020 was $79.1 million. Subsequent to this date, the Company prepaid in full all of its outstanding credit facilities in Brazil that were scheduled to mature on March 12 and March 18, 2021, respectively. The Company completed the prepayment of $24.8 million in aggregate principal amount between the dates of January 29 and February 3, 2021, plus accrued and unpaid interest and all exit fees which were paid at a lower rate than the scheduled interest payable to the end of the maturity dates.

2020 Operational Results

2020 production of 11,825 tonnes of V2O5 marked a new annual record for the Company and was within the 2020 guidance of 11,750 to 12,250 tonnes of V2O5. This represents an increase of 12% in annual production over 2019. Q4 2020 production of 3,340 tonnes of V2O5 also set a new quarterly production record, being 11% higher than Q4 2019 and 8% higher than the previous record of 3,092 tonnes in Q3 2020.

The Company achieved a new annual average global V2O5 recovery(4) record of 81.5% in 2020 which represents a 4% increase over the 78.5% averaged in 2019. In Q4 2020, global recoveries(4) averaged 80.6% which compares favourably to 77.3% averaged in Q4 2019. The increase in global recoveries(4) over 2020 is primarily due to the completion of continuous improvement projects in the plant focused on improving recoveries.

In Q4 2020, 338,226 tonnes of ore were mined with an effective grade(5) of 1.18% of V2O5. The ore mined in Q4 2020 was 3% higher than in Q4 2019 and 17% higher than in Q3 2020. The Company produced 108,609 tonnes of concentrate with an effective grade(5) of 3.24%. The contained V2O5 in the concentrate produced was 8% higher in 2020 than in 2019. The operational performance in Q4 2020 remained in-line with the Company’s plans despite the COVID-19 restrictions put in place.

Subsequent to 2020, production in January 2021 was 382 tonnes of V2O5, and production in February 2021 was 769 tonnes of V2O5. The decrease in production levels seen is due to the planned shutdown to implement upgrades to the kiln and improvements in the cooler. It is anticipated that these upgrades and improvements will increase the nameplate production capacity to 1,100 tonnes of V2O5 per month by the end of Q2 2021.

2020 Sales Guidance Exceeded – Successful Completion of 2021 Sales Contract Campaign

For 2020, the Company exceeded its annual sales guidance of 9,500 to 10,000 tonnes of V2O5 equivalent with total sales of 10,254 tonnes of V2O5 equivalent. In Q4 2020, the Company achieved a record quarterly sales level of 3,746 tonnes of V2O5 equivalent sold. The Company delivered both standard grade and high purity V2O5 as well as ferrovanadium (“FeV”) to customers globally. Following the logistics constraints experienced in Q3 2020, delays in deliveries to customers in Asia eased during Q4 2020. The Company continues to actively manage any logistics challenges it faces to provide premium products and service to its customers.

The Company successfully completed its sales contract campaign and has allocated a significant proportion of its estimated monthly production in 2021 to these contracts. Geographically, these contracts are well diversified with a well-balanced global footprint. The Company maintains a strong focus on developing new markets for its high purity products, including chemical applications and an expected gradual recovery of the aerospace industry beginning in Q2 2021. With the launch of Largo Clean Energy, the Company also aims to grow its sales into the fast-growing vanadium redox flow battery (“VRFB”) market.

Contributing to a Lower Carbon Future with Largo Clean Energy and its VCHARGE± Battery Technology

In December 2020, the Company launched Largo Clean Energy to provide safe, long-duration VRFBs to the fast-growing global renewable energy storage market. Largo remains focused on commercializing, producing, and deploying its superior VCHARGE± battery technology to capitalize on opportunities around the world. The Company is already in active discussions with end-users to sell and deploy its first VCHARGE± battery and will keep the market updated on its progress.

The VRFB’s technical and economic advantages are well-known and Largo plans to unlock the technology’s potential by providing a secure and reliable supply of high purity vanadium from its world-class Maracás Menchen Mine. Largo’s high purity VPURE+™ products have been previously tested in the manufacturing of electrolyte for VCHARGE± technology, demonstrating outstanding results.

ESG Improvement Program

The Company prides itself on a proven history of community relations, stakeholder engagement and excellent social and environmental stewardship. On July 20, 2020, the Company announced the release of its 2019 sustainability report highlighted by improved performance metrics and new reporting standards. Largo’s sustainability reporting is now guided in part by the Sustainability Accounting Standards Board (SASB) and closely follows Global Reporting Initiative (GRI) benchmarks.

During 2020, Largo conducted an initial assessment of climate-related risks and opportunities. The assessment took into consideration the potential impacts on all of the Company’s stakeholders. By better understanding these issues, the Company can explore the implementation of necessary mitigations and at the right time, explore new opportunities related to the enhancement of its overall ESG performance and disclosures. In addition to the climate change assessment, the Company conducted an ESG gap analysis in November 2020. This has led to several recommendations and the Company is now working on improvements to its overall ESG performance and disclosure. The Company expects to release its 2020 ESG report in late Q2 2021.

Vanadium Markets Outlook

In the first weeks of 2021, vanadium prices have increased in all main markets on the back of solid demand, low inventories, and renewed optimism.

•                  European FMB FeV prices are up by more than 34% since the beginning of 2021

•                  European FMB V2O5 prices are up more than 54% since the beginning of 2021

•                  U.S. CRU FeV prices are up by more than 44% since the beginning of 2021

The Company also expects that growing interest from the long-duration battery sector will continue to drive future vanadium demand growth in 2021 and beyond. Global energy storage deployment is expected to reach 1,095 GW/2,850 Gigawatt hours (“GWh”)(6) in 2040 and Largo believes that long-duration VRFBs will play a critical role in addressing this significant demand. It is estimated that long-duration energy storage (4 to 12+ hours) market growth will reach $16 billion worldwide(7) by 2025.

Share Consolidation and Nasdaq Application

On March 1, 2021, the Company announced that the consolidation of its Common Shares on the basis of up to one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Consolidation”) was approved at the Special Meeting of Shareholders (the “Meeting”) held on the same date. Subsequently, the Company’s Board of Directors determined to proceed with a consolidation ratio of one (1) post-consolidation share for every ten (10) pre-consolidation shares in accordance with the parameters authorized by the Company’s shareholders at the Meeting. The Common Shares were consolidated effective on March 4, 2021 and commenced trading on the Toronto Stock Exchange (the “TSX”) on a post-consolidation basis at the open of trading on March 8, 2021.

The Company also announced that it has submitted an initial application to list its Common Shares on the Nasdaq with the view of increasing access to U.S. capital markets and enhancing overall shareholder value. The listing of the Company’s Common Shares on Nasdaq remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, including the filing of a registration statement with and declaration of effectiveness by the United States Securities and Exchange Commission.

Conference Call

Largo Resources management will host a conference call on Thursday, March 18, at 3:00 p.m. ET, to discuss the Company’s annual operational and financial results for 2020.

Conference Call Details:

Date:	Thursday, March 18, 2021

Time:	3:00 p.m. ET

Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359

Audio Only Conference Line / Q&A Portal:	https://produceredition.webcasts.com/starthere.jsp?ei=1438431&tp_key=39b19e657c

Q&A Details:	The Company requests that all questions be submitted through the online portal link provided above. The ability to submit questions over the phone is not available during this call.

Conference ID:	00739969

Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 739969 #

Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

A playback recording will be available on the Company’s website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo’s annual consolidated financial statements for the years ended December 31, 2020 and 2019 and its management’s discussion and analysis for the year ended December 31, 2020 which are available on our website at www.largoresources.com and on SEDAR.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, which are sourced from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery technology. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION:

For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416-861-9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to complete a listing on the Nasdaq, our ability to protect and develop our technology, our ability to maintain  our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

Non-GAAP(8) Measures

The Company uses certain non-GAAP financial performance measures in its press release and MD&A, which are described in the following section.

Revenues Per Pound

The Company’s press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the 2020 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenues(i)	$42,254	$25,808	$119,987	$105,107
V2O5 equivalent sold (000s lb)	8,259	6,305	22,606	22,399
Revenues per pound sold ($/lb)	$5.12	$4.09	$5.31	$4.69

(i)            Year ended as per note 23 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 23 less the amount disclosed for the nine-month periods in note 21 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019: $119,987 – $77,733 = $42,254 and $105,107 – $79,299 = $25,808.

Cash Operating Costs Per Pound

The Company’s press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs, and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. Prior to 2020, these costs were divided by the pounds of production from the Maracás Menchen Mine, rather than pounds sold. These periods have been recalculated using produced pounds sold in the following table. This measure differs to the new total cash costs non-GAAP measure the Company uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company’s press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the 2020 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Operating costs(i)	$31,604	$22,679	$88,390	$92,950
Professional, consulting and management fees(ii)	963	1,045	3,086	4,513
Other general and administrative expenses(iii)	514	257	1,669	859
Less: conversion costs(iv)	(1,330)	—	(1,976)	—
Less: product acquisition costs(v)	(2,965)	—	(10,459)	—
Less: distribution costs(vi)	(1,029)	—	(2,269)	—
Less: inventory write-down(vii)	—	—	(3)	—
Less: depreciation and amortization expense(viii)	(5,728)	(6,085)	(17,473)	(23,847)
Cash operating costs	22,029	17,896	60,965	74,475
Less: royalties(ix)	(1,958)	(1,496)	(7,107)	(5,947)
Cash operating costs excluding royalties	20,071	16,400	53,858	68,528
Produced V2O5 sold (000s lb)(x)	7,831	6,305	21,027	22,399
Cash operating costs per pound ($/lb)(x)	$2.81	$2.84	$2.90	$3.32
Cash operating costs excluding royalties per pound ($/lb)(x)	$2.56	$2.60	$2.56	$3.06

(i)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 of the Company’s 2020 annual consolidated financial statements less the amount disclosed for the nine-month periods in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019: $88,390 – $56,786 = $31,604 and $92,950 – $70,271 = $22,679.

(ii)	Year ended as per the Mine properties segment in note 19.

Three months ended calculated as the amount for the Company’s Mine properties segment in note 19 of the Company’s 2020 annual consolidated financial statements, less the amount disclosed for the Mine properties segment for the nine-month periods in note 18 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019: $3,086 – $2,123 = $963 and $4,513 – $3,468 = $1,045.

(iii)	Year ended as per the Mine properties segment in note 19.

Three months ended calculated as the amount for the Company’s Mine properties segment in note 19 of the Company’s 2020 annual consolidated financial statements, less the amount disclosed for the Mine properties segment for the nine-month periods in note 18 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019: $1,669 – $1,155 = $514 and $859 – $602 = $257.

(iv)	As per note 24 of the Company’s 2020 annual consolidated financial statements.
(v)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 of the Company’s 2020 annual consolidated financial statements less the amount disclosed for the nine-month period in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 adjusted for inventory write-down now recognized in product acquisition costs: $10,459 – $7,180 – ($317 – $3) = $2,965.

(vi)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 less the amount disclosed for the nine-month period in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020: $2,269 – $1,240 = $1,029.

(vii)	As per note 6 of the Company’s 2020 annual consolidated financial statements.
(viii)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 of the Company’s 2020 annual consolidated financial statements less the amount disclosed for the nine-month periods in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019: $17,473 – $11,745 = $5,728 and $23,847 – $17,762 = $6,085.

(ix)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 of the Company’s 2020 annual consolidated financial statements less the amount disclosed for the nine-month periods in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019: $7,107 – $5,149 = $1,958 and $5,947 – $4,451 = $1,496.

(x)

Cash operating costs per pound and cash operating costs excluding royalties per pound for Q4 2019 and 2019 were previously calculated and presented on a pounds produced basis (V2O5 produced (000s lb) = 6,638 and 23,318, respectively; V2O5 sold (000s lb) = 6,305 and 22,399, respectively). These measures have been calculated and presented on a pounds sold basis in this press release.

Total Cash Costs

The Company’s press release refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company’s total professional, consulting and management fees and other general and administrative expenses. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses, rather than just those costs from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that were produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all-in unit costs.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the 2020 annual consolidated financial statements.

	Three months ended	Year ended
	December 31, 2020	December 31, 2020
Operating costs(i)	$31,604	$88,390
Professional, consulting and management fees(ii)	3,229	8,255
Other general and administrative expenses(ii)	1,027	3,329
Less: depreciation and amortization expense(iii)	(5,728)	(17,473)
Less: royalties(iv)	(1,958)	(7,107)
	$28,174	$75,394
V2O5 equivalent sold (000s lb)	8,259	22,606
Total cash costs ($/lb)	$3.41	$3.34

(i)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 less the amount disclosed for the nine-month period in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020: $88,390 – $56,786 = $31,604.

(ii)	As per the consolidated statements of income (loss) and comprehensive income (loss).
(iii)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 of the Company’s 2020 annual consolidated financial statements less the amount disclosed for the nine-month period in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020: $17,473 – $11,745 = $5,728.

(iv)	Year ended as per note 24 of the Company’s 2020 annual consolidated financial statements.

Three months ended calculated as the amount per note 24 of the Company’s 2020 annual consolidated financial statements less the amount disclosed for the nine-month period in note 22 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020: $7,107 – $5,149 = $1,958.

(1)	Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
(2)	The cash operating costs excluding royalties per pound sold and revenues per pound are reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.
(3)	Defined as current assets less current liabilities per the consolidated statements of financial position.
(4)	Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.
(5)	Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.
(6)	BloombergNEF
(7)	Navigant Research
(8)	GAAP – Generally Accepted Accounting Principles.
(9)

GAAP – Concurrent with the Consolidation, the Company’s basic and diluted earnings (loss) per share for the periods presented above have been retrospectively adjusted. The effect of the share consolidation on the issued and outstanding number of Common Shares at December 31, 2020 is shown in note 25 of the Company’s 2020 annual consolidated financial statements.